EXHIBIT 12.1

Ratios of Earnings to Fixed Charges – Continuing Operations

The Company’s consolidated ratios of earnings to fixed charges – continuing operations for each of the periods indicated are set fourth below:

	Year Ended December 31,
(Dollars in millions)	2002		2001		2000

Income from continuing operations before income taxes	$786		$668		$424

Combined fixed charges:
Interest expense of deposits	288		442		500
Interest expense on senior bank notes	5		10		12
Interest expense on subordinated bank notes	14		14		3
Interest expense on guaranteed preferred beneficial interest in Company’s junior subordinated debentures	18		18		18
Appropriate portion (1/3) of rent expense	8		9		6
Total combined fixed charges	$333		$493		$539

Total combined fixed charges (excluding interest expense on deposits)	$45		$51		$39

Earnings before income taxes and fixed charges	$1,119		$1,161		$963

Ratio of earnings to fixed charges (including interest expense on deposits)	3.36	x	2.36	x	1.78	x

Ratio of earnings to fixed charges (excluding interest expense on deposits)	18.37	x	14.22	x	11.68	x